Pricing Term Sheet dated April 28, 2009	Filed pursuant to Rule 433 Registration File No. 333-141080 Supplementing the Preliminary Prospectus Supplements dated April 27, 2009 and the Prospectus dated March 5, 2007

United States Steel Corporation

Concurrent Offerings of

23.6 million shares of Common Stock, par value $1.00 per share

(the “common stock offering”)

and

$750 million aggregate principal amount of 4.00% Senior Convertible Notes due 2014

(the “convertible notes offering”)

This free writing prospectus relates only to the concurrent offerings of shares of Common Stock and 4.00% Senior Convertible Notes due 2014 and should be read together with (1) the preliminary prospectus supplement, dated April 27, 2009, relating to the common stock offering, including the documents incorporated therein by reference, (2) the preliminary prospectus supplement, dated April 27, 2009, relating to the convertible notes offering, including documents incorporated therein by reference, and (3) the related base prospectus, dated March 5, 2007, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-141080.

Issuer:	United States Steel Corporation

Symbol:	X

Common stock offering
Title of securities:	Common Stock, par value $1.00 per share, of the Issuer

Shares offered:	23,600,000 (27,140,000 if the over-allotment option is exercised in full)

Outstanding common stock after offering:	139,774,653 (143,314,653 if the over-allotment option is exercised in full)

Closing sale price of issuer’s common stock on the NYSE on April 28, 2009:	$26.15

Price to public:	$25.50 per share

Underwriting discount per share:	$1.14750 per share

Net proceeds to issuer after underwriting discount:	Approximately $575 million (approximately $661 million if the over-allotment option is exercised in full)

Pricing date:	April 28, 2009

Closing date:	May 4, 2009

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Managers:	Scotia Capital (USA) Inc. ABN AMRO Incorporated Goldman, Sachs & Co. PNC Capital Markets, Inc.

Senior Co-Managers:	Barclays Capital Inc. BNYMellon Capital Markets, LLC Commerzbank Capital Markets Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC UBS Securities LLC

Co-Managers

Daiwa Securities America Inc.

Fortis Securities LLC

ING Financial Markets LLC

Mizuho Securities USA Inc.

Mitsubishi UFJ Securities (USA), Inc.

Natixis Bleichroeder Inc.

The Williams Capital Group, L.P.

CUSIP:	912909108
Convertible notes offering
Title of securities:	4.00% Senior Convertible Notes due 2014 (the “Notes”)

Aggregate principal amount offered:	$750,000,000 ($862,500,000 if the over-allotment option is exercised in full)

Maturity date:	May 15, 2014

Price to public/Par value:	100% / $1,000 per note

Underwriting discount per note:	$30.00 per note

Net proceeds to issuer after underwriting discount:	97.0%

Coupon:	4.00%

Interest payment dates:	May 15 and November 15, beginning November 15, 2009

Conversion premium over common stock offering price:	25.0%

Conversion price:	$31.875

Conversion rate:	31.3725

Pricing date:	April 28, 2009

Closing date:	May 4, 2009

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated Goldman, Sachs & Co.

Lead Managers:	Scotia Capital (USA) Inc. ABN AMRO Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets, Inc.

Senior Co-Managers:	Barclays Capital Inc. BNYMellon Capital Markets, LLC Commerzbank Capital Markets Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC UBS Securities LLC

Co-Managers:

Daiwa Securities America Inc.

Fifth Third Securities, Inc.

Fortis Securities LLC

ING Financial Markets LLC

Mizuho Securities USA Inc.

Mitsubishi UFJ Securities (USA), Inc.

Natixis Bleichroeder Inc.

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

CUSIP:	912909 AE8

Ratings:

S&P:        BB (stable outlook)

Moody’s: Ba3 (outlook negative)

Fitch:       BBB- (outlook negative)

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Adjustment to Conversion Rate Upon Certain Fundamental Changes:

If a “fundamental change” (as defined in the prospectus supplement) occurs and a holder of notes elects to convert its notes in connection with such fundamental change, the Company will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion. The following table sets forth the number of additional shares to be received per $1,000 principal amount of notes for each stock price and effective date set forth below:

Stock price on fundamental change date

Effective Date	$25.50	$30.00	$36.00	$42.00	$48.00	$54.00	$60.00	$66.00	$72.00	$78.00	$84.00	$90.00	$96.00	$102.00
May 4, 2009	7.8432	6.1610	4.4041	3.3131	2.5908	2.0874	1.7217	1.4468	1.2341	1.0655	0.9290	0.8167	0.7227	0.6431
May 15, 2010	7.8432	6.1450	4.2527	3.1122	2.3792	1.8829	1.5318	1.2739	1.0783	0.9260	0.8043	0.7053	0.6232	0.5542
May 15, 2011	7.8432	6.0924	4.0083	2.8029	2.0621	1.5825	1.2574	1.0277	0.8593	0.7319	0.6325	0.5531	0.4882	0.4341
May 15, 2012	7.8432	5.6262	3.3877	2.1802	1.4946	1.0856	0.8294	0.6611	0.5450	0.4613	0.3984	0.3493	0.3097	0.2769
May 15, 2013	7.8432	4.6447	2.2401	1.1362	0.6269	0.3867	0.2685	0.2058	0.1691	0.1452	0.1279	0.1143	0.1030	0.0934
May 15, 2014	7.8432	1.9608	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $102.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $25.50 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 39.2157 per $1,000 principal amount of notes, subject to adjustments as described in the prospectus supplement.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus, preliminary prospectus supplement relating to the common stock offering or preliminary prospectus supplement relating to the convertible notes offering, the terms of this Pricing Term Sheet shall govern.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan, National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245 or by calling toll-free 1-866-430-0686 or from Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street 2/F, New York, NY 10014 or by calling toll-free 1-866-718-1649 or by emailing prospectus@morganstanley.com or from Merrill Lynch, Prospectus Department, 4 World Financial Center, New York, New York 10080 (for copies of the preliminary prospectus supplement relating to the common stock offering) or from Goldman Sachs, Prospectus Department, 85 Broad Street, New York, New York 10004 or by calling 212-902-1171 (for copies of the preliminary prospectus supplement relating to the convertible notes offering). Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.